FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F X	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 25, 2023	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Election of Directors News Release April 25, 2023

North America’s Railroad

NEWS RELEASE

CN Announces Election of Directors

MONTREAL, April 25, 2023 — CN (TSX: CNR) (NYSE: CNI) announced that the director nominees listed in the management information circular dated March 7, 2023, were elected as directors of CN. The detailed results of the vote for the election of directors held at CN’s Annual Meeting of Shareholders (“Meeting”) on April 25, 2023 via online webcast are set out below.

Election of Directors

On a vote by ballot, each of the following 11 nominees proposed by management was elected as a director of CN:

Nominee	Votes For	% For	Votes Against	% Against
Shauneen Bruder	507,003,865	99.15%	4,332,559	0.85%
Jo-ann dePass Olsovsky	503,153,373	98.40%	8,183,051	1.60%
David Freeman	510,655,708	99.87%	680,766	0.13%
Denise Gray	508,625,951	99.47%	2,710,523	0.53%
Justin M. Howell	508,424,824	99.43%	2,911,650	0.57%
Susan C. Jones	510,308,305	99.80%	1,028,169	0.20%
Robert Knight	510,158,956	99.77%	1,177,518	0.23%
Michel Letellier	509,646,443	99.67%	1,690,031	0.33%
Margaret A. McKenzie	506,091,465	98.97%	5,244,509	1.03%
Al Monaco	510,368,285	99.81%	968,189	0.19%
Tracy Robinson	510,785,729	99.89%	550,745	0.11%

Shauneen Bruder was unanimously re-elected by the board of directors as board chair. Ms. Bruder is a Corporate Director and retired Executive Vice-President, Operations at the Royal Bank of Canada.

Biographical information on all directors is available at https://www.cn.ca/en/investors/regulatory-filings/

Final voting results on all matters voted on at the Annual Meeting of Shareholders held on April 25, 2023 will be filed with the Canadian and U.S. securities regulators.

Meeting Questions

Any questions related to the Meeting that were not answered during the Meeting due to time constraints will be posted online and answered at https://www.cn.ca/en/events/2023/04/agm-2023 . The questions and answers will remain available until one week after the Meeting.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN’s network connects Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Senior Manager	Interim Assistant Vice-President
Media Relations	Investor Relations
(438) 455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca